Disposal of Treasury Stocks as Employee Award

On 19 October, 2016, the Executive Management Committee of POSCO has resolved the plan on the disposal of the treasury stocks as follows:

Purpose: Continuous Services Award

Category and Number of Shares to be Disposed: Common Shares – 1,314 Shares

Disposal Method: Over-The-Counter Trading

Disposal Period: 20 October 2016 ~ 28 October 2016

Security Brokerage Firm: None

The Agenda ‘Disposal of Treasury Stocks as Employee Award’ was approved at the Board of Directors’ Meeting held on 7 February 2013, where the responsibility of the disposal of the treasury stocks was delegated to the Executive Management Committee